Atmos Home Inc.



ANNUAL REPORT

610 E Zack St

Tampa, FL 34602

0

https://atmoshome.com/

This Annual Report is dated June 8, 2022.

BUSINESS

Company Overview:
Atmos Home was founded in 2017 by technology industry veteran Mark Lyle and award-winning designer, Chris Ladwig, and is based in Tampa Bay, Florida. The company is on a mission to get their affordable and easy-to-use products into every smart home on the planet, starting with their flagship product, AtmosConrol.

AtmosControl is the world's 1st smart home control system, or hub, that combines the top 5 connection protocols used by smart home devices (Wifi, Bluetooth, Zigbee, Z-Wave, and Infrared) with voice, touch, gesture, and smartphone controls.

The company's R&D team has also designed AtmosSwitch and plans to launch it in the coming months. AtmosSwitch will take existing lights with regular bulbs, and instantly convert them into smart lighting systems. It will also integrate with AtmosControl hub, so people can add its functionality to every room in their home, but at a lower price.

The company has built a manufacturing facility in the Tampa Bay area and will be manufacturing its products there.

Previous Offerings

Name: Convertible Note

Type of security sold: Convertible Note

Final amount sold: $1,391,379

Number of Securities Sold: 1,391,379

Use of proceeds: Research & development, marketing, and operations.

Date: September 01, 2021

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Research & development, marketing, and operations.

Date: April 09, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Research & development, marketing, and operations.

Date: April 09, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Research & development, marketing, and operations.

Date: April 09, 2020

Offering exemption relied upon: 506(b)
Name: Common Stock

Type of security sold: Equity

Final amount sold: $227,657.50

Number of Securities Sold: 65,045

Use of proceeds: Research & development, marketing, and operations.

Date: November 01, 2018

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $926,000.00

Number of Securities Sold: 385,380

Use of proceeds: Research & development, marketing, and operations.

Date: November 28, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Research & development, marketing, and operations.

Date: September 06, 2019

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $31,500.00

Number of Securities Sold: 10,000

Use of proceeds: Research and development, marketing, business development, and operations.

Date: May 28, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 1,000,000

Use of proceeds: N/A

Date: August 23, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 152,665

Use of proceeds: N/A

Date: June 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2021, compared to the year ended December 31, 2020.

Revenue

The company produced no revenue during 2021, as the company was still in development of its first products. Therefore the company has no cost of sales or gross profit margins to provide at this time.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2021 increased by approximately $62,000 from 2020.

Historical results and cash flows:

Historically the company has invested primarily in research and development efforts, and sales and marketing activities related to the products. We plan to continue our focus on research and development as we near the completion of version 1 of the AtmosControl product. As we progress, we will hire additional software developers to increase our development capacity.

Soon we will begin production of the AtmosControl product, and with this, we will begin to generate revenues. We expect that initially these revenues will be in line with the 3 month pre-order campaign which was conducted beginning in January of 2019, during which approximately $400K of pre-orders was generated. As we grow, we will invest significantly into marketing the products in order to achieve scale.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $66,748.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration (SBA)

Amount Owed: $149,900.00

Interest Rate: 3.75%

Maturity Date: September 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Lyle

Mark Lyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO / Director

Dates of Service: August 23, 2017 - Present

Responsibilities: Day-to-day management of company operations, product development, manufacturing management, and creating and further developing the company's vision and mission. Compensation for this position is $120,000/year and 691,000 shares of common stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mark Lyle

Amount and nature of Beneficial ownership: 691,000

Percent of class: 38.81

Title of class: Common Stock

Stockholder Name: Luminance Investment Holdings, LLC (managed by Steven H. Rosen and Ron Cozean; 100% owned by Luminance Holdco., Inc.)

Amount and nature of Beneficial ownership: 385,380

Percent of class: 21.64

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,780,639 outstanding.

Voting Rights

Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Common Stock.

Seed SAFE

The security will convert into Series A preferred shares and the terms of the Seed SAFE are outlined below:

Amount outstanding: $100,000.00

Maturity Date: September 25, 2029

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Series A Financing

Material Rights

There are no material rights associated with Seed SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF in the amount of up to $304,550.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The CONVERTIBLE PROMISSORY NOTE SERIES 2019 - CF that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder.

Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Atmos Home Inc. was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Atmos Home Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the AtmosControl is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Atmos Home Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Atmos Home Inc. could harm our reputation and materially negatively impact our financial condition and business.

Technology Adoption

The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

Procurement of Parts and Materials

Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

Marketing Campaign Risks

Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.

Expansion and Retention of Management Team

The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 8, 2022.

Atmos Home Inc.

By /s/ *Mark Lyle*

      Name: <u>Atmos Home Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ATMOS HOME INC.

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

ATMOS HOME INC
FINANCIAL STATEMENTS AS
OF DECEMBER 31, 2021

Table of Contents



NABEEL AHMED NINI,CPA

Independent Auditors' Report

To the Board of Directors
ATMOS HOME INC.

Report on the Financial Statements

We have audited the accompanying financial statements of ATMOS HOME INC, (the 'Company"), which comprise the statement of financial position as of December 31, 2021, and 2020, the related statements of operations, changes in stockholders' equity, statement of cash flows for the year then ended and the related notes to the financial statements. The Company's management is responsible for the financial statements. Our responsibility is to express an opinion on the financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fairly presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control accordingly, and we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATMOS HOME INC. as of December 31, 2021 and 2020, the results of operations, statement of stockholder's equity and the statement of changes in equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

nabeel

NABEEL AHMED NINI, CPA
California Board of Accountancy, License Number 130810
Email Address: nabee1.nini@outlook.com
PH:1(209)888-8553

May 26,2022

STATEMENTS OF FINANCIAL POSITION

		December 31		
		2021		**2020**
ASSETS				
Fixed Assets		3,972		3,169
Current Assets:				
Cash	$	66,748	$	66,815
Other receivables		2,300		2,300
Total current assets		69,048		69,115
Total assets	$	73,020	$	72,284
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		(137)		137
Deferred Income		232,814		244,727
Payroll taxes	$	(7,307)	$	(5,042)
Total current liabilities		225,644		239,822
Long term Liabilities				
SBA Loan		149,900		149,900
Total liabilities		375,544		389,722
Stockholders' equity:				
Capital contributions		2,455,674		1,235,885
Retained earnings		(2,758,198)		(2,100,125)
Total stockholders' equity		(302,524)		317,438
Total liabilities and stockholders' equity	$	73,020	$	72,284

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

| | For the year ended December 31, | |
	2021	2020
Total revenues		
Expenses:		
Advertising and Promotion	107,805	144,316
Contractor	450,623	358,084
Facilities	29,253	36,161
Payroll expenses	21,208	2,663
Insurance	324	1,534
R&d Expenses	3,576	9,878
Travel Expenses	3,559	7,068
Other expenses	41,725	34,763
Net income before taxes		
Taxes on income (income tax benefits)		
Net income	$ (658,073)	$ (595,649)

The accompanying notes are an integral part of the financial statements.

4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common stock | | Additional Paid in | Retained Earnings | |
	Shares	Amount	Capital	Accumulated deficit}	Total
Balance as of January 1, 2020	1,618,319		$ 1,235,885	1,504,203	$163,853
Movement during the year	69,275		546,802	(595,649)	(35,120)
Balance as of December 31, 2020	1,687,594		$ 1,782,687	2,100,125	(317,438)
Movement during the year	191,359		672,987	(658,073)	14,914
Balance as of December 31, 2021	1,878 953		$2,455,674	(2,758,,198)	(302,524)

STATEMENT OF CASH FLOWS

	For the year ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income	(658,073)	(595,649)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	1,182
Accounts Payable (A/P)		
Payroll Liabilities: Federal Taxes (941/944)	(1,295)	(5,121)
Payroll Liabilities:Federal Unemployment (940)	(935)	(154)
Payroll Liabilities:FL Unemployment Tax	(34)	48
Pre-order Sales Deposits	(12,249)	(36,194)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(14,513)	(40,239)
Net cash provided by operating activities	(672,586)	(635,888)
INVESTING ACTIVITIES		
Furniture and Fixtures	(467)	-
Deposits — Rent		(800)
Net cash provided by investing activities		(800)
Capital Contributions	672,986	546,802
SBA Loan	-	149,900
Net cash provided by financing activities		696,702
Net cash increase for period	(67)	60,014
Cash at beginning of period	66,815	6,801
Cash at end of period	66,748	66,815

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE ORGANIZATION

ATMOS HOME INC. ("the Company") was incorporated on August 23, 2017 in the State of Florida for the purpose of manufacturing smart home products

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTTNG POLICIES

Basis of Preparation. The financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

Financial statements in U.S. dollars. The Company's financial statements are prepared in U.S. dollars, which is the primary currency of its economic environment.

Cash and cash equivalents. the Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Income taxes. The Company is taxed as a Corporation. No provision or liability for Federal, State and local income taxes has been reflected in the financial statements of the Company.

Use of estimates in the preparation of the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair value accounting. The Company estimates that the fair value of all financial instruments at December 31, 2020, as defined in FASB 107, is not different materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The company had no transactions with related parties, including transactions with key management personnel as at December 31, 2021 (2020: Nil)

NOTE 5 - DEBT AND BORROWINGS:

The company obtained SBA Loan amounting to Nil in 2021(2020: 149,900)

NOTE 6 - CONTINGENT LIABILITIES AND COMMITMENTS:

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. As of December 31, 2021, the Company does not have any outstanding legal proceedings.

NOTE 7 - SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through May 21, 2022, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

CERTIFICATION

I, Mark Lyle, Principal Executive Officer of Atmos Home Inc., hereby certify that the financial statements of Atmos Home Inc. included in this Report are true and complete in all material respects.

Mark Lyle

CEO